FOR IMMEDIATE RELEASE: March 3, 2011	PR 11-04

Atna Reports Updated Gold Reserves at Briggs and Reward Mines

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN – OTCBB:ATNAF) is pleased to report updated mineral reserve estimates at December 31, 2010 for the Briggs Mine in Inyo County, California and for the Reward Mine in Nye County, Nevada.

Proven and probable mineral reserves at the Briggs Mine have been revised to 201,000 contained ounces as of December 31, 2010. During 2010, approximately 38,000 ounces of contained gold were mined, while 6,300 ounces were added back to reserves due to the impacts of increased gold price, cost structure changes, and changes to pit slope geometry. No drilling was performed at Briggs during 2010 and results from the 2011 drilling program are not included in this estimate. An increase in mineral reserves and reduction in waste material resulted from steepening the pit slope angle in the eastern sector of the Briggs Main pit as a consequence of strongly improved slope management and operating practices at the mine. The change was approved by a third party geotechnical consultant.

At the Reward Mine, gold mineral reserves were increased by 7,200 ounces to a total of 180,900 contained ounces. This four percent increase in contained gold reserve was driven entirely by increased gold price and changes in estimated costs. No drilling was conducted at Reward in 2010 but drilling planned for 2011 is expected to add to the reserves.

“These results display leverage to increase ore reserves with increased gold price. We believe that we will also be able to increase mineral reserves at both Briggs and Reward during 2011 based on our planned and ongoing drilling campaigns. Operations at the Briggs Mine have seen substantial improvement with the mine returning approximately $2.1 million in positive cash flow during the fourth quarter of 2010. This cash flow helped Atna to reduce debt while ending the year with $9.6 million in cash. In addition, Briggs ended the year with an estimated recoverable in-process gold inventory of 13,600 ounces with a year-end market value of approximately $19.1 million. Infrastructure development has commenced at the Reward Mine to prepare the site for construction. Furthermore, we are seeing positive political changes in the State of Montana, which could have a material, positive impact on the development of our Columbia project. Overall, we anticipate a strong 2011 for Atna,” states James Hesketh, President & CEO.

Gold mineral reserves at Briggs and Reward have been updated to account for the following changes:

•	An increase in the three year trailing gold price outlook from $845 per ounce to $1,025 per ounce;
•	2010 mine production at Briggs;
•	an increase in slope angle in the east sector of the Briggs Main Pit;
•	a five percent increase in estimated direct operating costs at both Briggs and Reward.

Briggs Mine revised gold mineral reserves were estimated using a 0.007 ounce per ton cut-off grade. Revised gold mineral reserves at Reward were estimated using an internal net value of greater than $0.01/ton. Results are shown in the following table:

		Tons	Gold	Contained	Strip
Mining Area	Category	(x1,000)	(oz/ton)	Ounces	Ratio
Briggs - All Pits	Proven	4,794	0.021	103,000
	Probable	4,853	0.020	98,000
Total Proven and Probable		9,647	0.021	201,000	2.82

Reward - All Pits	Proven	1,444	0.026	38,000
	Probable	6,264	0.023	143,000
Total Proven and Probable		7,708	0.023	181,000	2.77

Total All Proven and Probable		17,355	0.022	382,000

The revised Briggs Mine mineral resources estimate using a 0.006 ounce per ton cut-off grade after subtraction of 2010 mining is shown in the following table:

Category	Tons (x1,000)	Gold (oz/ton)	Contained Ounces
Measured	10,326	0.023	232,000
Indicated	20,331	0.019	379,900

Measured and Indicated	30,657	0.020	611,900

Inferred	15,183	0.017	262,700

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist and Qualified Person. Revised reserve and resource estimates were developed by Michael J Read as Principal Mine Engineer under the supervision of Robert L. Sandefur as Qualified Person, with Chlumsky, Armbrust & Meyer of Lakewood, Colorado.

For additional information on Atna Resources and the Briggs Mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation in relation to the estimation and potential expansions of mineral reserves and resources at the Briggs and Reward Mines. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold production and operating costs at the Briggs Mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2009 Form 20-F dated March 26, 2010.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com